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                           August 25, 2021

       Hugh Griffith
       Chief Executive Officer
       NuCana plc
       3 Lochside Way
       Edinburgh, EH12 9DT
       United Kingdom

                                                        Re: NuCana plc
                                                            Registration
Statement on Form F-3
                                                            Filed August 19,
2021
                                                            File No. 333-258941

       Dear Mr. Griffith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at (202) 551-6477 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              John Rudy